
Mail Stop 6010

July 15, 2009

Via U.S. Mail and Facsimile

Mr. Fritz G. Allison
Chief Financial Officer
Zynex, Inc.
8022 Southpark Circle, Suite 100
Littleton, CO 80120

> **Re:    Zynex, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 033-26787-D**

Dear Mr. Allison:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2008

Item 9A(T). Controls and Procedures, page 44

Management's report on Internal Control over Financial Reporting, page 44

1.      You state that management concluded that the Company has a material weakness in its
        ability to produce financial statements free from material misstatements.  Please tell us
        and revise future filings as necessary to discuss how you have compensated for the
        material weakness in order to ensure that the financial statements presented here in the
        Form 10-K are free from material misstatement, including whether or not you applied
        alternative procedures.

2.      We note that you have identified a material weakness in your ability to produce financial
        statements free from material misstatements.  Further, you state that this material
        weakness is the result of the combination of the specified significant deficiencies.
        However, it is not clear from your disclosures here what specific control deficiency or
        deficiencies you have identified.  Instead, it appears you have simply outlined the items
        that resulted in adjustment to the financial statements.  Please tell us and revise future
        filings to explain in greater detail the underlying deficiency or deficiencies in your
        internal control over financial reporting.  In this regard, expand on the specific material
        weakness that you have identified to explain what underlying control deficiency or
        deficiencies limits your ability to produce financial statements free from material
        misstatements.

Consolidated Financial Statements, page F-1

Consolidated Statement of Cash Flows, page F-4

3.      We note that you recorded a "provision for losses on accounts receivable
        (uncollectibility)" of $393,000 during 2008 and zero during 2007.  Please explain to us
        the nature of this charge and discuss why there was no similar provision during 2007.

Note (2) Significant Accounting Policies, page F-7

Revenue Recognition and Allowances for Provider Discounts and Uncollectibility, page F-7

4.      We note that you recognize revenue from distributors when you ship your products.
        Please revise this note in future filings to discuss in greater detail your revenue
        recognition policy with respect to sales to distributors.  Disclose any significant payment
        terms, return rights, exchange provisions, price protection, discounts, sales incentives and
        any other significant matters.  Refer to SAB 104 and SFAS 48 as appropriate.

5.      As a related matter, please clarify why it is appropriate to recognize revenue from
        distributors upon shipment.

6.      With reference to your disclosures on pages 22, 44 and F-6 with respect to the
        collectability of outstanding accounts receivable, including your ability to estimate the
        allowances for provider discounts, please tell us why you believe it is appropriate to
        recognize revenue when the product has been dispensed to the patient and the patient's
        insurance has been verified.  Specifically, explain why you believe the sales price is fixed
        and determinable and that collectability is reasonably assured at this point in time.  Refer
        to SAB Topic 13.

Note (12) Refund Claim Settlement, page F-23

7.      We note that you settled a refund claim by Anthem Blue Cross Blue Shield in which you
        agreed to pay Anthem $679,930 and to waive the rights to payment of outstanding
        billings in the amount of $329,664 for the devices provided to Anthem's insureds.  We
        note that you charged the amount to be repaid to Anthem and wrote off the outstanding
        accounts receivable against the allowance for provider discounts.  From page 38 we note
        that substantially all of the $1,009,594 relates to net rental revenues.  Please tell us why
        you recorded the settlement against your provider discounts allowance rather than as a
        reversal of revenue, citing applicable authoritative accounting guidance.

8.      We note that you continue to provide your products to Anthem insureds, including
        products which may be used to treat insureds with the same medical conditions as those
        using devices subject to the Anthem claim.  We note disclosure here that you recognized
        no revenue in the third or fourth quarter of 2008 relating to the devices rented or sold to
        insureds of Anthem.  Please address the following:

        •   Clarify for us whether you recognized any revenue relating to devices rented or sold
            to insureds of Anthem subsequent to the fourth quarter of 2008.

        •   Discuss your basis for recognizing any revenues relating to insureds of Anthem.

        •   Tell us and revise future filings to disclose the amount of net revenue deferred
            relating to devices sold or rented to insureds of Anthem.

        •   Confirm to us that you are continuing to recognize charges to cost of sales relating to
            devices rented or sold to insureds of Anthem.  Please also revise future filings to
            clearly disclose this fact and discuss its impact in your discussion of your Results of
            Operations in MD&A.  In future periods, should you reach a resolution with Anthem
            that allows you to recognize the deferred revenue, please also ensure your discussion
            of your results of operations in MD&A includes clear disclosure of such revenues for
            which there is no associated cost of sales.

Note (13) Restated 2008 Quarterly Financial Information, page F-24

9.      Please tell us and revise future filings to explain what "additional methodologies" you applied in estimating the allowance for provider discounts.  In addition, please revise your critical accounting policies in future filings to address these changes in estimating the allowance for provider discounts.

Form 10-Q for the Period Ended March 31, 2009

Exhibits 31.1 and 31.2

10.     We note that the certifications filed as Exhibits 31.1 and 31.2 do not include all of the language required by Item 601(b)(31) of Regulation S-K.  In future filings, replace all references to the "small business issuer" with references to the "registrant."


        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief